CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Accelerated Return Notes® Linked to the Price of Crude OilSM, due February 24, 2011	3,714,000	$10.00	$37,140,000	$2648.08

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

Filed Pursuant to Rule 424(b)2

Registration No. 333-158663

The ARNs are being offered by Bank of America Corporation (“BAC”). The ARNs will have the terms specified in this term sheet as supplemented by the documents indicated below under “Additional Terms” (together, the “Note Prospectus”). Investing in the ARNs involves a number of risks. There are important differences between the ARNs and a conventional debt security, including different investment risks. See “Risk Factors” and “Additional Risk Factors” beginning on page TS-5 of this term sheet and “Risk Factors” beginning on page S-9 of product supplement ARN-2. The ARNs:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

In connection with this offering, each of Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”) and its broker-dealer affiliate First Republic Securities Company, LLC (“First Republic”) is acting in its capacity as principal for your account.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these securities or determined if this Note Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price (1)	$10.00	$37,140,000
Underwriting discount (1)	$0.20	$742,800
Proceeds, before expenses, to Bank of America Corporation	$9.80	$36,397,200

(1)	The public offering price and underwriting discount for any purchase of 500,000 units or more in a single transaction by an individual investor will be $9.95 per unit and $0.15 per unit, respectively.

Merrill Lynch & Co.

December 21, 2009

3,714,000 Units Accelerated Return Notes® Linked to the Price of Crude Oil, due February 24, 2011 $10 principal amount per unit Term Sheet No. 218	Pricing Date Settlement Date Maturity Date CUSIP No.	December 21, 2009 December 30, 2009 February 24, 2011 06052E723
Accelerated Return Notes®

3-to-1 upside exposure to increases in the price of the front-month futures contract for crude oil, subject to a cap of 18%

1-to-1 downside exposure, with no downside limit

A maturity of approximately 14 months

Payment of the Redemption Amount at maturity is subject to the credit risk of Bank of America Corporation

No periodic interest payments

No listing on any securities exchange

This debt is not guaranteed under the Federal Deposit Insurance Corporation’s Temporary Liquidity Guarantee Program

STRUCTURED INVESTMENTS

PRINCIPAL PROTECTION

ENHANCED INCOME

ENHANCED PARTICIPATION

Summary

The Accelerated Return Notes® Linked to the Price of Crude Oil, due February 24, 2011 (the “ARNs”) are our senior unsecured debt securities and are not guaranteed or insured by the Federal Deposit Insurance Corporation or secured by collateral. The ARNs will rank equally with all of our other unsecured and unsubordinated debt, and any payments due on the ARNs, including any repayment of principal, will be subject to the credit risk of BAC. The ARNs provide a leveraged return for investors, subject to a cap, if the price of crude oil, as measured by the price of the Crude Oil Contract (as defined and described below), increases moderately from the Starting Value, determined on the pricing date, to the Ending Value, determined on a calculation day shortly before the maturity date. Investors must be willing to forgo interest payments on the ARNs and be willing to accept a return that is capped or a repayment that is less, and potentially significantly less, than the Original Offering Price.

Capitalized terms used but not defined in this term sheet have the meanings set forth in product supplement ARN-2. Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our,” or similar references are to BAC.

Terms of the ARNs

Issuer:	Bank of America Corporation (“BAC”)
Original Offering Price:	$10.00 per unit
Term:	Approximately 14 months
Market Measure:

The front-month light sweet crude oil futures contract traded on the New York Mercantile Exchange (the “Crude Oil Contract”) (Bloomberg symbol: CL1<Cmdty>). The Crude Oil Contract that was used to determine the Starting Value was the contract scheduled for delivery in January 2010, and the Crude Oil Contract that will be used to determine the Ending Value is the contract scheduled for delivery in March 2011. The Crude Oil Contract is more fully described on page TS-8 of this Term Sheet.

Starting Value:	72.47
Ending Value:

The official settlement price of the Crude Oil Contract on the New York Mercantile Exchange (the “NYMEX”), as reported on Bloomberg L.P, on the calculation day. If it is determined that the scheduled calculation day is not a Market Measure Business Day, or if a Market Disruption Event (as defined on page TS-6) occurs on the scheduled calculation day, the Ending Value will be determined as more fully described in product supplement ARN-2.

Capped Value:	$11.80 per unit of the ARNs, which represents a return of 18% over the Original Offering Price.
Calculation Day:	February 16, 2011
Calculation Agent:	MLPF&S, a subsidiary of BAC

Determining the Redemption Amount for the ARNs

On the maturity date, you will receive a cash payment per unit of the ARNs (the “Redemption Amount”) calculated as follows:

Hypothetical Payout Profile

This graph reflects the hypothetical returns on the ARNs, based on the Participation Rate of 300% and the Capped Value of $11.80 (an 18% return). The green line reflects the hypothetical returns on the ARNs, while the dotted gray line reflects the hypothetical returns of a direct investment in crude oil, as measured by the Crude Oil Contract.

This graph has been prepared for purposes of illustration only. Your actual return will depend on the actual Ending Value and the term of your investment.

Hypothetical Redemption Amounts

Examples

Set forth below are three examples of Redemption Amount calculations (rounded to two decimal places) payable at maturity, based upon the Participation Rate of 300%, the Starting Value of 72.47, and the Capped Value of $11.80 (per unit):

Example 1—The hypothetical Ending Value is 80% of the Starting Value:

Starting Value:	72.47
Hypothetical Ending Value:	57.98

$10 ×	(57.98)	= $8.00
72.47

Redemption Amount (per unit) = $8.00

Example 2—The hypothetical Ending Value is 104% of the Starting Value:

Starting Value:	72.47
Hypothetical Ending Value:	75.37

$10 +	[	$10 × 300% ×	(75.37 – 72.47	)]	= $11.20
72.47

Redemption Amount (per unit) = $11.20

Example 3—The hypothetical Ending Value is 150% of the Starting Value:

Starting Value:	72.47
Hypothetical Ending Value:	108.71

$10 +	[	$10 × 300% ×	(108.71 – 72.47	)]	= $25.00
72.47

Redemption Amount (per unit) = $11.80        (The Redemption Amount cannot be greater than the Capped Value.)

The following table illustrates, for the Starting Value of 72.47 and a range of hypothetical Ending Values:

▪	the percentage change from the Starting Value to the hypothetical Ending Value;
▪	the hypothetical Redemption Amount per unit of the ARNs (rounded to two decimal places);
▪	the total rate of return to holders of the ARNs;
▪	the pretax annualized rate of return to holders of the ARNs; and
▪	the pretax annualized rate of return of a hypothetical direct investment in the Crude Oil Contract.

The table below is based on the Participation Rate of 300% and the Capped Value of $11.80 (per unit).

Hypothetical Ending Value	Percentage Change from the Starting Value to the Hypothetical Ending Value	Hypothetical Redemption Amount per Unit	Total Rate of Return on the ARNs	Pretax Annualized Rate of Return on the ARNs(1)	Pretax Annualized Rate of Return of a Hypothetical Direct Investment in the Crude Oil Contract(1)(2)
36.24	-50.00%	$5.00	-50.00%	-52.04%	-51.40%
43.48	-40.00%	$6.00	-40.00%	-39.83%	-39.32%
50.73	-30.00%	$7.00	-30.00%	-28.73%	-28.35%
57.98	-20.00%	$8.00	-20.00%	-18.49%	-18.24%
65.22	-10.00%	$9.00	-10.00%	-8.96%	-8.83%
66.67	-8.00%	$9.20	-8.00%	-7.12%	-7.02%
68.12	-6.00%	$9.40	-6.00%	-5.31%	-5.23%
69.57	-4.00%	$9.60	-4.00%	-3.52%	-3.47%
71.02	-2.00%	$9.80	-2.00%	-1.75%	-1.72%
72.47(3)	0.00%	$10.00	0.00%	0.00%	0.00%
73.92	2.00%	$10.60	6.00%	5.13%	1.70%
75.37	4.00%	$11.20	12.00%	10.10%	3.39%
76.82	6.00%	$11.80(4)	18.00%	14.92%	5.06%
78.27	8.00%	$11.80	18.00%	14.92%	6.71%
79.72	10.00%	$11.80	18.00%	14.92%	8.34%
86.96	20.00%	$11.80	18.00%	14.92%	16.25%
94.21	30.00%	$11.80	18.00%	14.92%	23.80%

(1)	The annualized rates of return specified in this column are calculated on a semi-annual bond equivalent basis and assume an investment term from December 30, 2009 to February 24, 2011, the term of the ARNs.

(2)	This rate of return assumes:

(a)	a percentage change in the price of the Crude Oil Contract that equals the percentage change from the Starting Value to the relevant hypothetical Ending Value; and

(b)	no transaction fees or expenses.

(3)	This is the Starting Value.

(4)	The Redemption Amount (per unit) of the ARNs cannot exceed the Capped Value of $11.80.

The above figures are for purposes of illustration only. The actual amount you receive and the resulting total and pretax annualized rates of return will depend on the actual Ending Value and the term of your investment.

Risk Factors

There are important differences between the ARNs and a conventional debt security. An investment in the ARNs involves significant risks, including those listed below. You should carefully review the more detailed explanation of risks relating to the ARNs in the “Risk Factors” sections included in product supplement ARN-2 and the MTN prospectus supplement identified below under “Additional Terms.” We also urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the ARNs.

▪	Your investment may result in a loss; there is no guaranteed return of principal.

▪	Your yield may be less than the yield on a conventional debt security of comparable maturity.

▪	Your investment return, if any, is limited to the return represented by the Capped Value.

▪	Your investment return, if any, may be less than a comparable investment directly in the Crude Oil Contract.

▪	You must rely on your own evaluation of the merits of an investment linked to the price of the Crude Oil Contract.

▪

In seeking to provide you with what we believe to be commercially reasonable terms for the ARNs while providing the selling agents with compensation for their services, we have considered the costs of developing, hedging, and distributing the ARNs.

▪	A trading market is not expected to develop for the ARNs.

▪	The Redemption Amount will not be affected by all developments relating to the Crude Oil Contract.

▪	Ownership of the ARNs will not entitle you to any rights with respect to the Crude Oil Contract or any related future contracts.

▪

If you attempt to sell the ARNs prior to maturity, their market value, if any, will be affected by various factors that interrelate in complex ways, and their market value may be less than their Original Offering Price.

▪	Payments on the ARNs are subject to our credit risk, and changes in our credit ratings are expected to affect the value of the ARNs.

▪	The price of the Crude Oil Contract may change unpredictably, affecting the value of the ARNs in unforeseeable ways.

▪	Suspensions or disruptions of trading in the Crude Oil Contract and related futures markets may adversely affect the value of the ARNs.

▪	The ARNs will not be regulated by the U.S. Commodity Futures Trading Commission.

▪	Purchases and sales by us and our affiliates may affect your return.

▪	Our trading and hedging activities may create conflicts of interest with you.

▪	Our hedging activities may affect your return on the ARNs and their market value.

▪	There may be potential conflicts of interest involving the calculation agent. We have the right to appoint and remove the calculation agent.

▪

The U.S. federal income tax consequences of the ARNs are uncertain, and may be adverse to a holder of ARNs. See “Summary Tax Consequences” and “Certain U.S. Federal Income Taxation Considerations” below and “U.S. Federal Income Tax Summary” in product supplement ARN-2.

Additional Risk Factors

Crude oil prices can be volatile as a result of various factors that we cannot control, and this volatility may reduce the value of the ARNs.

Historically, oil prices have been highly volatile. They are affected by numerous factors, including oil supply and demand, political events and policies, weather, fiscal, monetary and exchange control programs, and, especially, direct government intervention such as embargos, and supply disruptions in major producing or consuming regions such as the Middle East, the U.S., Latin America, and Russia. The outcome of meetings of the Organization of Petroleum Exporting Countries also can affect liquidity and world oil supply and, consequently, the value of the Crude Oil Contract. Market expectations about these events and speculative activity also may cause oil prices to fluctuate unpredictably. If the volatility of light sweet crude oil and the Crude Oil Contract increases or decreases, the value of the ARNs may be adversely affected.

Furthermore, a significant proportion of world oil production capacity is controlled by a small number of producers. These producers have, in certain recent periods, implemented curtailments of output and trade. These efforts at supply curtailment, or the cessation of supply, could affect the value of the Crude Oil Contract. Additionally, the development of substitute products for oil could adversely affect the value of the Crude Oil Contract and the value of the ARNS.

The policies of NYMEX are subject to change, in a manner which may reduce the value of the ARNs.

The policies of the NYMEX concerning the manner in which the price of light sweet crude oil is calculated may affect the price of the Crude Oil Contract. The NYMEX is not our affiliate, and we have no ability to control or predict the actions of the NYMEX. The NYMEX may also from time to time change its rules or bylaws or take emergency action under its rules. The NYMEX may discontinue or suspend calculation or dissemination of information relating to the Crude Oil Contract. Any such actions could affect the price of the Crude Oil Contract, and therefore, the value of the ARNs.

Other Terms of the ARNs

The provisions of this section supersede and replace the definition of “Market Disruption Event” set forth in product supplement ARN-2.

Market Disruption Event

A “Market Disruption Event” means either of the following events as determined by the Calculation Agent:

(A) the suspension of or material limitation on trading for more than two hours of trading, or during the one-half hour period preceding the close of trading, on NYMEX (without taking into account any extended or after-hours trading session), in the Crude Oil Contract;

(B) the suspension of or material limitation on trading for more than two hours of trading, or during the one-half hour period preceding the close of trading, on the applicable exchange (without taking into account any extended or after-hours trading session), whether by reason of movements in price otherwise exceeding levels permitted by the relevant exchange or otherwise, in option contracts or futures contracts related to the Crude Oil Contract, which are traded on any major U.S. exchange;

(C) the failure on any day of NYMEX to publish the official daily settlement price for that day for the Crude Oil Contract; or

(D) any other event, if the calculation agent determines in its sole discretion that the event materially interferes with our ability or the ability of any of our affiliates to unwind all or a material portion of a hedge that we or our affiliates have effected or may effect as to the ARNs.

For the purpose of determining whether a Market Disruption Event has occurred:

(1) a limitation on the hours in a trading day and/or number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular business hours of the applicable exchange;

(2) a suspension in trading on NYMEX (without taking into account any extended or afterhours trading session), in the Crude Oil Contract, by reason of a price change reflecting the maximum or minimum permitted price change from the previous trading day’s settlement price will constitute a Market Disruption Event; and

(3) a suspension of or material limitation on trading on the applicable exchange will not include any time when that exchange is closed for trading under ordinary circumstances.

Investor Considerations

You may wish to consider an investment in the ARNs if:

▪	You anticipate that the price of the Crude Oil Contract will increase moderately from the Starting Value to the Ending Value.

▪	You accept that your investment will result in a loss, which could be significant, if the price of the Crude Oil Contract decreases from the Starting Value to the Ending Value.

▪	You accept that the return on the ARNs will not exceed the return represented by the Capped Value.

▪	You are willing to forgo interest payments on the ARNs, such as fixed or floating rate interest paid on traditional interest bearing debt securities.

▪	You seek exposure to the price of the Crude Oil Contract with no expectation of the benefits of owning the Crude Oil Contract or any related futures contract.

▪

You are willing to accept that a trading market is not expected to develop for the ARNs. You understand that secondary market prices for the ARNs, if any, will be affected by various factors, including our actual and perceived creditworthiness.

▪	You are willing to make an investment, the payments on which depend on our creditworthiness, as the issuer of the ARNs.

The ARNs may not be an appropriate investment for you if:

▪

You anticipate that the price of the Crude Oil Contract will decrease from the Starting Value to the Ending Value or that the price of the Crude Oil Contract will not increase sufficiently over the term of the ARNs to provide you with your desired return.

▪	You seek principal protection or preservation of capital.

▪	You seek a return on your investment that will not be capped at 18% over the Original Offering Price.

▪	You seek interest payments or other current income on your investment.

▪	You seek an investment that provides you with benefits of owning the Crude Oil Contract or any related futures contracts.

▪	You seek assurances that there will be a liquid market if and when you want to sell the ARNs prior to maturity.

▪	You are unwilling or are unable to assume the credit risk associated with us, as the issuer of the ARNs.

Other Provisions

We will deliver the ARNs against payment therefor in New York, New York on a date that is greater than three business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade ARNs more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

If you place an order to purchase the ARNs, you are consenting to each of MLPF&S and its broker-dealer affiliate First Republic acting as a principal in effecting the transaction for your account.

Supplement to the Plan of Distribution

MLPF&S and First Republic, each a broker-dealer subsidiary of BAC, are members of the Financial Industry Regulatory Authority, Inc. (formerly the National Association of Securities Dealers, Inc. (the “NASD”)) and will participate as selling agents in the distribution of the ARNs. Accordingly, offerings of the ARNs will conform to the requirements of NASD Rule 2720. Under our distribution agreement with the selling agents, MLPF&S will purchase the ARNs from us on the issue date as principal at the purchase price indicated on the cover of this term sheet, less the indicated underwriting discount. In the original offering of the ARNs, the ARNs will be sold in minimum investment amounts of 100 units.

MLPF&S and First Republic may use this Note Prospectus for offers and sales in secondary market transactions and market-making transactions in the ARNs but are not obligated to engage in such secondary market transactions and/or market-making transactions. MLPF&S and First Republic may act as principal or agent in these transactions, and any such sales will be made at prices related to prevailing market prices at the time of the sale.

The Crude Oil Contract

We have derived all information regarding the Crude Oil Contract and NYMEX from publicly available sources. Such information reflects the policies of, and is subject to change without notice by, NYMEX. The consequences of NYMEX discontinuing trading in the Crude Oil Contract are discussed in the section of product supplement ARN-2 entitled “Description of ARNs—Discontinuance of a Market Measure.” None of us, the calculation agent, or any of the selling agents accepts any responsibility for the calculation or dissemination of information relating to the Crude Oil Contact.

The Futures Market

An exchange-traded futures contract, such as the Crude Oil Contract, provides for the future purchase and sale of a specified type and quantity of a commodity, at a particular price and on a specific date. Futures contracts are standardized so that each investor trades contracts with the same requirements as to quality, quantity, and delivery terms. Rather than settlement by physical delivery of the commodity, futures contracts may be settled for the cash value of the right to receive or sell the specified commodity on the specified date. Exchange-traded futures contracts are traded on organized exchanges such as NYMEX, known as “contract markets,” through the facilities of a centralized clearing house and a brokerage firm which is a member of the clearing house.

The New York Mercantile Exchange

NYMEX, located in New York City, is the world’s largest physical commodities futures exchange. NYMEX began commodities trading in 1872, organized as the Butter and Cheese Exchange of New York, and has since traded a variety of commodity products. The establishment of energy futures trading on NYMEX occurred in 1978, with the introduction of heating oil futures contracts. NYMEX opened trading in leaded gasoline futures in 1981, followed by the crude oil futures in 1983, and unleaded gasoline futures in 1984.

NYMEX is the largest exchange in the world for the trading of energy futures and options contracts, including contracts for crude oil, unleaded gasoline, heating oil, and natural gas. NYMEX conducts trading in its futures contracts through an open-outcry trading floor during the trading day and after hours through an Internet-based electronic platform.

The Crude Oil Contract

The Crude Oil Contract is the front-month light sweet crude oil futures contract traded on NYMEX. The Crude Oil Contract trades in units of 1,000 U.S. barrels (42,000 gallons), and the delivery point is Cushing, Oklahoma, which is also accessible to the international spot markets via pipelines. The contract provides for delivery of several grades of domestic and internationally traded foreign crude oil.

A front-month contract is the unexpired contract next scheduled for delivery. Because trading terminates, and a Crude Oil Contract for a particular month expires, on the Last Trading Day (as defined below), typically, the front-month contract is a futures contract that specifies a delivery date for a commodity that is in the first or second month following the current date.

For example, the Last Trading Day for the Crude Oil Contract specifying delivery in December 2009 was November 20, 2009. Consequently, as of November 20, 2009, the front-month light sweet crude oil futures contract is a contract specifying delivery of light sweet crude oil in December 2009. In contrast, as of November 24, 2009, the front-month light sweet crude oil futures contract is a contract specifying a delivery of light sweet crude oil in January 2010.

The following summarizes selected specifications relating to the Crude Oil Contract:

Price Quotation: U.S. dollars and cents per barrel.

Minimum Price Fluctuation: $.01 per barrel ($10.00 per contract).

Maximum Daily Price Fluctuation: On each trading day, NYMEX imposes a price fluctuation limit for the Crude Oil Contract of $10.00 per barrel above or below the previous day’s official settlement price. If the Crude Oil Contract is traded, bid, or offered at the upper or lower price fluctuation limit, trading is halted for five minutes. When trading resumes, the limit is expanded by $10.00 per barrel in either direction. If another halt is triggered, the market would continue to be expanded by $10.00 per barrel in either direction after each successive five-minute trading halt. However, on each NYMEX trading day, regardless of any prior action concerning price fluctuation limits during the trading session, there are no price fluctuation limits with respect to the Crude Oil Contract commencing 60 minutes before the close of the regular trading session.

Last Trading Day: Trading terminates at the close of business on the third business day prior to the 25th calendar day of the month preceding the delivery month. If the 25th calendar day of the month is a non-business day, trading shall cease on the third business day prior to the last business day preceding the 25th calendar day. For example, trading for the November 2009 futures contract, which is a contract for delivery of light sweet crude oil in November 2009, ended on October 20, 2009.

Historical Data on the Crude Oil Contract

The following table sets forth the monthly official settlement prices per barrel of the Crude Oil Contract at the end of each month in the period from January 2004 through November 2009, as reported on Bloomberg L.P. This historical data on the Crude Oil Contract is not necessarily indicative of the future performance of the Crude Oil Contract or what the value of the ARNs may be. Any upward or downward trend in the price of the Crude Oil Contract during any period set forth below is not an indication that the price of the Crude Oil Contract is more or less likely to increase or decrease at any time over the term of the ARNs.

	2004	2005	2006	2007	2008	2009
January	33.05	48.20	67.92	58.14	91.75	41.68
February	36.16	51.75	61.41	61.79	101.84	44.76
March	35.76	55.40	66.63	65.87	101.58	49.66
April	37.38	49.72	71.88	65.71	113.46	51.12
May	39.88	51.97	71.29	64.01	127.35	66.31
June	37.05	56.50	73.93	70.68	140.00	69.89
July	43.80	60.57	74.40	78.21	124.08	69.45
August	42.12	68.94	70.26	74.04	115.46	69.96
September	49.64	66.24	62.91	81.66	100.64	70.61
October	51.76	59.76	58.73	94.53	67.81	77.00
November	49.13	57.32	63.13	88.71	54.43	77.28
December	43.45	61.04	61.05	95.98	44.60

The following graph sets forth the monthly historical price of the Crude Oil Contract presented in the table above. This historical data on the price of the Crude Oil Contract is not necessarily indicative of the future price of the Crude Oil Contract or what the value of the ARNs may be. On the pricing date, the official settlement price of the Crude Oil Contract was $72.47.

Summary Tax Consequences

You should consider the U.S. federal income tax consequences of an investment in the ARNs, including the following:

•

You agree with us (in the absence of an administrative determination, or judicial ruling to the contrary) to characterize and treat the ARNs for all tax purposes as a single financial contract with respect to the Crude Oil Contract that requires you to pay us at inception an amount equal to the purchase price of the ARNs and that entitles you to receive at maturity an amount in cash based upon the price of the Crude Oil Contract.

•

Under this characterization and tax treatment of the ARNs, upon receipt of a cash payment at maturity or upon a sale or exchange of the ARNs prior to maturity, you generally will recognize capital gain or loss. This capital gain or loss generally will be long-term capital gain or loss if you held the ARNs for more than one year.

Certain U.S. Federal Income Taxation Considerations

Set forth below is a summary of certain U.S. federal income tax considerations relating to an investment in the ARNs. The following summary is not complete and is qualified in its entirety by the discussion under the section entitled “U.S. Federal Income Tax Summary” in product supplement ARN-2, which you should carefully review prior to investing in the ARNs.

General.    Although there is no statutory, judicial, or administrative authority directly addressing the characterization of the ARNs, we intend to treat the ARNs for all tax purposes as a single financial contract with respect to the Crude Oil Contract that requires the investor to pay us at inception an amount equal to the purchase price of the ARNs and that entitles the investor to receive at maturity an amount in cash based upon the price of the Crude Oil Contract. Under the terms of the ARNs, we and every investor in the ARNs agree, in the absence of an administrative determination or judicial ruling to the contrary, to treat the ARNs as described in the preceding sentence. This discussion assumes that the ARNs constitute a single financial contract with respect to the Crude Oil Contract for U.S. federal income tax purposes. If the ARNs did not constitute a single financial contract, the tax consequences described below would be materially different. The discussion in this section also assumes that there is a significant possibility of a significant loss of principal on an investment in the ARNs.

This characterization of the ARNs is not binding on the Internal Revenue Service (“IRS”) or the courts.    No statutory, judicial, or administrative authority directly addresses the characterization of the ARNs or any similar instruments for U.S. federal income tax purposes, and no ruling is being requested from the IRS with respect to their proper characterization and treatment. Due to the absence of authorities on point, significant aspects of the U.S. federal income tax consequences of an investment in the ARNs are not certain, and no assurance can be given that the IRS or any court will agree with the characterization and tax treatment described in product supplement ARN-2. Accordingly, you are urged to consult your tax advisor regarding all aspects of the U.S. federal income tax consequences of an investment in the ARNs, including possible alternative characterizations.

Settlement At Maturity or Sale or Exchange Prior to Maturity.    Assuming that the ARNs are properly characterized and treated as single financial contracts with respect to the Crude Oil Contract for U.S. federal income tax purposes, upon receipt of a cash payment at maturity or upon a sale or exchange of the ARNs prior to maturity, a U.S. Holder (as defined in product supplement ARN-2) generally will recognize capital gain or loss equal to the difference between the amount realized and the U.S. Holder’s basis in the ARNs. This capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder held the ARNs for more than one year. The deductibility of capital losses is subject to limitations.

Possible Future Tax Law Changes.    From time to time, there may be legislative proposals or interpretive guidance addressing the tax treatment of financial instruments such as the ARNs. We cannot predict the likelihood of any such legislation or guidance being adopted, or the ultimate impact on the ARNs. For example, on December 7, 2007, the IRS released Notice 2008-2 (“Notice”) seeking comments from the public on the taxation of financial instruments currently taxed as “prepaid forward contracts.” This Notice addresses instruments such as the ARNs. According to the Notice, the IRS and Treasury are considering whether a holder of an instrument such as the ARNs should be required to accrue ordinary income on a current basis, regardless of whether any payments are made prior to maturity. It is not possible to determine what guidance the IRS and Treasury will ultimately issue, if any. Any such future guidance may affect the amount, timing, and character of income, gain, or loss in respect of the ARNs, possibly with retroactive effect. The IRS and Treasury are also considering additional issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital, whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, whether Section 1260 of the Internal Revenue Code of 1986, as amended, concerning certain “constructive ownership transactions,” generally applies or should generally apply to such instruments, and whether any of these determinations depend on the nature of the underlying asset. We intend to continue treating the ARNs for U.S. federal income tax purposes in the manner described herein unless and until such time as we determine, or the IRS or Treasury determines, that some other treatment is more appropriate. Further, in August 2009, legislation was introduced in the U.S. Senate that proposes to treat as short-term capital gain or loss any capital gain or loss recognized from the sale or exchange of direct or derivative interests (including instruments such as the ARNS) in oil or natural gas (or any primary product of oil or natural gas) which is actively traded and certain indices based in whole or in part on those commodities. It is impossible to predict whether this legislation, or other similar legislation, will become law or the ultimate effective date of any such legislation. We urge you to consult your own tax advisors concerning the impact and the significance of the above considerations.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the ARNs, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws. See the discussion under the section entitled “U.S. Federal Income Tax Summary” in product supplement ARN-2.

Additional Terms

You should read this term sheet, together with the documents listed below, which together contain the terms of the ARNs and supersede all prior or contemporaneous oral statements as well as any other written materials. You should carefully consider, among other things, the matters set forth under “Risk Factors” and “Additional Risk Factors” in the sections indicated on the cover of this term sheet. The ARNs involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the ARNs.

You may access the following documents on the SEC Website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Website):

▪	Product supplement ARN-2 dated April 21, 2009:

http://www.sec.gov/Archives/edgar/data/70858/000095014409003416/g18702p4e424b5.htm

▪	Series L MTN prospectus supplement dated April 21, 2009 and prospectus dated April 20, 2009:

http://www.sec.gov/Archives/edgar/data/70858/000095014409003387/g18667b5e424b5.htm

Our Central Index Key, or CIK, on the SEC Website is 70858.

We have filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this term sheet relates. Before you invest, you should read the product supplement, the prospectus supplement, and the prospectus in that registration statement, and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, we, any agent, or any dealer participating in this offering will arrange to send you the Note Prospectus if you so request by calling MLPF&S toll-free at 1-866-500-5408.

Structured Investments Classification

MLPF&S classifies certain structured investments (the “Structured Investments”), including the ARNs, into four categories, each with different investment characteristics. The description below is intended to briefly describe the four categories of Structured Investments offered: Principal Protection, Enhanced Income, Market Participation, and Enhanced Participation. A Structured Investment may, however, combine characteristics that are relevant to one or more of the other categories. As such, a category should not be relied upon as a description of any particular Structured Investment.

Principal Protection: Principal Protected Structured Investments offer full or partial principal protection against decreases in the value of the underlying market measure (or increases in the value of an underlying market measure for bearish Structured Investments), while offering market exposure and the opportunity for a better return than may be available from comparable fixed income securities. Principal protection may not be achieved if the investment is sold prior to maturity.

Enhanced Income: Structured Investments offering enhanced income may offer an enhanced income stream through interim fixed or variable coupon payments. However, in exchange for receiving current income, investors may forfeit upside potential on the underlying asset. These investments generally do not include the principal protection feature.

Market Participation: Market Participation Structured Investments can offer investors exposure to specific market sectors, asset classes, and/or strategies that may not be readily available through traditional investment alternatives. Returns obtained from these investments are tied to the performance of the underlying asset. As such, subject to certain fees, the returns will generally reflect any increases or decreases in the value of such assets. These investments generally do not include the principal protection feature.

Enhanced Participation: Enhanced Participation Structured Investments may offer investors the potential to receive better than market returns on the performance of the underlying asset. Some structures may offer leverage in exchange for a capped or limited upside potential and also in exchange for downside risk. These investments generally do not include the principal protection feature.

The classification of Structured Investments is meant solely for informational purposes and is not intended to fully describe any particular Structured Investment nor guarantee any particular performance.

“Accelerated Return Notes®” and “ARNs®” are registered service marks of our subsidiary, Merrill Lynch & Co., Inc.